The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET [redacted] N W1A 2AY
TEL [redacted]

02060702

02 DEC 23 AM 11:36

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

5th December, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd December 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 5th December 2002, confirming that Merrill Lynch & Co., Inc. has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 78,973,015 shares, being 10.01% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enc.

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/55

Company Announcements Office,
London Stock Exchange.

5th December, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch & Co., Inc., in a letter received by fax after the close of business on and dated 4th December 2002, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 29th November 2002, held 78,973,015 shares, being 10.01% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Merrill Lynch Group, Inc. has interests in 77,452,579 and Merrill Lynch & Co., Inc. has interests in all 78,973,015 shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary